

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Len Amato, CEO and Chairman of the Board
Today's Alternative Energy Corporation
857 Post Rd., Suite 397
Fairfield, CT 06824

      Re: **Today's Alternative Energy Corporation**
              Form 8-K
              Filed January 7, 2011
              File No. 1-32044

Dear Mr. Amato:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

     You may contact me at (202) 551-3732 with any questions.

                       Sincerely,

                       Melinda Hooker
                       Staff Accountant